May 17, 2022	David S. Stone Attorney at Law Tel 312.269.8411 Fax 312.578.1796 dstone@nge.com

VIA EDGAR

Timothy S. Levenberg
Special Counsel
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities & Exchange Commission
Washington, D.C. 20549-3561

Re:	Hycroft Mining Holding Corporation Registration Statement on Form S-1 Filed April 14, 2022, File No. 333-264293

Dear Mr. Levenberg:

On behalf of Hycroft Mining Holding Corporation (the “Company”), please find a response to the verbal comment of the staff of the Securities and Exchange Commission (the “Staff”) issued on May 9, 2022 (the “SEC Staff Comment”) with regard to the Registration Statement on Form S-1 (File No. 333-264293) filed by the Company on April 14, 2022 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold is the SEC Staff Comment pertaining to the Registration Statement. Immediately below the SEC Staff Comment is the Company’s response to that comment.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 1”). Amendment No. 1 also includes other changes that are intended to update and clarify the information contained therein. Captions and page references herein correspond to those set forth in Amendment No. 1.

Explanatory Note, page ii

We note the disclosure that “[t]he Registrant is not currently eligible to use the Combined Registration Statement as a result of its failure to timely file a Form 8-K.”  However, you also state that “[i]f any securities previously registered under Combined Registration Statement are offered and sold before the effective date of this registration statement, the amount of previously registered securities so sold will not be included in the prospectus hereunder.”  Please reconcile your disclosures and tell us whether you have continued to use the Combined Registration Statement on Form S-3.  It appears that you are no longer eligible to use Form S-3.”

Timothy S. Levenberg

U.S. Securities & Exchange Commission

May 17, 2022

In response to the Staff’s comment, we have revised the disclosure under Explanatory Note on page ii to (i) expressly state that the Registrant is not eligible to use the Combined Registration Statement on Form S-3 and that such Combined Registration Statement has not been used since the filing on March 31, 2022 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021; (ii) clarify that no securities have been issued or sold pursuant to the Combined Registration Statement after March 31, 2022 and that previously registered securities sold prior to March 31, 2022 or sold pursuant to the exemption provided by Rule 144 will not be included in the Registration Statement; (iii) clarify that the Registration Statement will serve as a post-effective amendment to the Combined Registration Statement and other previous and specified registration statements pursuant to Rule 429; and (iv) rename the heading to “Explanatory Note and Statement Pursuant to Rule 429”. We also note that corresponding changes were made to Exhibit 107 with respect to the Registrant’s reliance on Rule 429.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 312-269-8411.

Very truly yours,

David S. Stone
Neal, Gerber & Eisenberg, LLP

cc:	Diane R. Garrett, Ph.D., President and Chief Executive Officer